Michelle Miller	January 19, 2021
Sharon Blume
Division of Corporate Finance
United States Securities and Exchange Commission
Washington D.C. 20549

Re:	First Foundation Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed March 2, 2020
Form 10-Q for the Quarterly Period Ending September 30, 2020
File No. 001-36461

Dear Ms. Miller; Ms. Blume:

We are providing the following in response to your letter dated January 12, 2021 regarding the above referenced items.

Form 10-K for the Fiscal Period Ending December 31, 2019

Form 10-Q for the quarterly period ending September 30, 2020

Note 5. Allowance for Credit Losses, page 16

We note your response to comment 5. Please address the following:

1.You state that in accordance with your adoption of ASU 2016-13; Financial Instruments - Credit Losses, you recognized a benefit of $4.2 million related to the remaining discount on purchased credit impaired loans originally recognized in accordance with ASC 310 and that subsequently, these loans were evaluated as purchase credit deteriorated (PCD) using the CECL model. Tell us how your accounting reflects the transition provisions in ASC 326-10-65-1(d) and ASC 310-10-35-53B and how and when you recognized the gross-up to loans and the allowance for credit losses for PCD loans upon adoption;

The Company transitioned to a new Chief Financial Officer during the second quarter of 2020. The new CFO evaluated the implementation of the new CECL standard and determined that the purchased credit impaired loans were not properly transitioned to the new purchase credit deteriorated standard on day one of 2020. In determining the disposition of the purchased assets, we analyzed the outstanding acquired loans on our books, which had a remaining mark/discount of $4.2 million. We determined that the associated discount is related to credit impairment and not to liquidity or interest rate. Per ASC 326-10-65-1(d), we grossed up the amortized cost basis of the acquired loans by $4.2 million and also grossed up the allowance for credit losses by the same amount for the PCD loans. We then reevaluated the PCD loans for credit impairment using our CECL methodology. A new allowance based on the CECL methodology was applied to these PCD loans, and the previous allowance of $4.2 million was reversed to the provision for credit losses. These adjustments were all made in the second quarter of 2020. The Company determined this was an accounting error, and the misstatement in the financial report is not material, per Staff Accounting Bulletin 99. We believe these adjustments would not influence the investment decision of a reader. Thus, we did not restate the first quarter 2020 financial statements, instead making the correction in our 2020 second quarter financial statements.

Tell us why you recognized the $4.2 million benefit in the June 30, 2020 allowance for loan losses and not as of January 1, 2020 upon adoption of ASU 2016-13;

As discussed in our response to the previous comment, the Company determined that the purchased credit impaired loans were not properly transitioned to the new purchase credit deteriorated standard on day one of 2020. All adjustments to properly implement the standard were made in the second quarter of 2020.

Tell us how the provision for credit losses of $6.9 million for the nine months ending

September 30, 2020 recognized in the consolidated income statement reconciles to the $8.2 million provision for credit losses related to loans, ASC 326 benefit of $4.2 million, $.9 million benefit for credit losses related to unfunded commitments and $8.0 million provision for credit losses related to your investments disclosed in the related financial statement footnotes. Tell us also how the respective amounts for period ending June 30, 2020 reconcile.

The net provision for credit losses related to loans for the nine months ended September 30, 2020 was $4.0 million, or the net of the $8.2 million in provision for credit losses and $4.2 million impact of the adoption of ASC 326 noted in the allowance for credit losses table in Note 5 of our September 30, 2020 10-Q. Thus, the $6.9 provision for credit losses consists of the $4.0 million net provision for credit losses related to loans, minus the $4.2 million ASC 326 benefit, minus a $0.9 million benefit for credit losses related to unfunded commitments, plus an $8.0 million provision for credit losses related to investments.

The net provision for credit losses related to loans for the six months ended June 30, 2020 was $7.8 million, or the net of the $12.0 million in provision for credit losses and $4.2 million impact of the adoption of ASC 326 noted in the allowance for credit losses table in Note 5 of our June 30, 2020 10-Q. Thus, the $5.4 provision for credit losses consists of the $7.8 million net provision for credit losses related to loans, minus the $4.2 million ASC 326 benefit, minus a $0.5 million benefit for credit losses related to unfunded commitments, plus a $2.3 million provision for credit losses related to investments.

Please contact me if you have any questions regarding the responses we provided. I can be reached at (949) 202-4164, or kthompson@ff-inc.com.

Sincerely,

By:	/s/ KEVIN L. THOMPSON
Name: Kevin L. Thompson
Title: Chief Financial Officer